Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

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             8               THE BLACK & DECKER CORPORATION

             9                 MONDAY, DECEMBER 14, 2009

            10                      GOUCHER COLLEGE

            11                     TOWSON, MARYLAND

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             1                   P R O C E E D I N G S

             2              MR. ARCHIBALD:  I want to thank you all

             3     for being here this morning.  We also appreciate

             4     having John Lundgren here with us, the chief

             5     executive officer of Stanley.  And following my

             6     brief introductory remarks, we'll hear from John

             7     and he will share with you his vision for the

             8     combined Stanley Black & Decker Company.  Then

             9     we'll also give you an opportunity to ask any

            10     questions that you would like.  And this is being

            11     telecast in a lot of different locations, and

            12     they'll also be able to dial up and be able to

            13     listen in to both presentations as well as the

            14     question and answer period any time that they

            15     would like.

            16              I'm sure when you first heard about the

            17     merger between Black & Decker and Stanley, the

            18     first two questions that likely came to your mind

            19     is why are they doing this and why are they doing

            20     this now.  And I hope to answer those two

            21     questions and tell you some additional thoughts

                                                                 3

             1     of how all of this evolved.

             2              Black & Decker and Stanley have a very

             3     unique fit and complementary fit that I think

             4     very few, if any, companies have throughout the

             5     world that produce significant shareholder value

             6     through cost synergies; through sales, marketing,

             7     and distribution synergies; and a combined

             8     financial strength that neither company has on a

             9     standalone basis.  As I said, I don't believe

            10     there is another company in the world who fits

            11     quite together like Stanley and Black & Decker.

            12              And that's probably why this combination

            13     has been attempted three times before the current

            14     one that we're talking about.  Let me begin by

            15     telling you about the long courtship that's

            16     happened between our two companies, Stanley and

            17     Black & Decker.  Twenty-eight years ago then-CEO

            18     Frank Lucier of Black & Decker and Don Davis, the

            19     CEO of Stanley at the time, those two had

            20     extensive discussions and negotiations about

            21     putting Black & Decker and Stanley together.  I

                                                                 4

             1     am told that they had arrived and reached

             2     agreement on every single factor except one.  I'm

             3     also told that Al Decker was enthusiastic about

             4     this combination.  And the reason it didn't

             5     consummate was because they could not decide who

             6     the CEO would be.  And so based on that one item,

             7     the negotiations broke down.

             8              About seven years after that, Dick

             9     Ayers, then Stanley CEO, and I had some serious

            10     discussions about putting these two companies

            11     together.  We concluded that it was not a

            12     compelling transaction at that time, and so

            13     negotiations didn't go any further.

            14              Almost seven years after that I got a

            15     call from John Trani, the new CEO of Stanley, and

            16     he asked if he could meet with me.  We met

            17     together and he also thought that these two

            18     companies should be put together.  And we had

            19     some discussions about that, but again we just

            20     did not feel it was compelling to our

            21     shareholders, the deal we eventually talked

                                                                 5

             1     about.

             2              Seven months ago I got another call.

             3     This time it was from John Lundgren, and he

             4     wanted to have lunch with me.  And I said, Well,

             5     for what reason?  He said, I would like to talk

             6     to you about putting our two companies together.

             7     I told him that we were not looking to sell the

             8     company, we were not looking for a merger

             9     partner.  I didn't think that neither of our time

            10     would be well spent if we got together.

            11              And he said, well, we've taken a lot of

            12     time to look at this and we think there are some

            13     tremendous advantages for both companies and both

            14     companies' shareholders and both companies'

            15     employees, and will you just hear me out.

            16              So he and I met for lunch in New York

            17     City and discussed the possibility for a fourth

            18     time of putting these two companies together.

            19     And I told him that I would think about it.

            20              Well, as I returned and we gathered just

            21     very, very few people to look at this, the more

                                                                 6

             1     we looked at this, and the more we thought that

             2     there might be some great potential here, that

             3     then evolved into taking a few of our people and

             4     a few of their people and meeting in New York

             5     City to explore the benefits of both companies

             6     and both companies' shareholders.

             7              After considerable analysis, after

             8     considerable time and additional meetings with

             9     the Stanley and Black & Decker people, our board

            10     concluded that this was both strategically and

            11     financially compelling to our shareholders to

            12     discuss seriously about merging these two

            13     companies.  We also felt like it was in the best

            14     interests of our company and our company's

            15     employees, and I'll talk about that in just a few

            16     minutes.

            17              First of all, let me tell you why our

            18     board concluded that this was financially

            19     compelling to our shareholders.  There are three

            20     phases of significant shareholder creation in

            21     merging Black & Decker and Stanley, for Black &

                                                                 7

             1     Decker shareholders.  The first is a 22 percent

             2     premium.  Each Black & Decker shareholder will

             3     receive 1.275 of Stanley shares for each

             4     Black & Decker share.  At the time of the

             5     announcement, this represented a 22 percent

             6     premium over the existing Black & Decker stock

             7     price.  Now, that premium represents a very

             8     competitive offer when you compare it to other

             9     similar transactions.

            10              In addition to the 22 percent premium,

            11     the board also wanted to preserve the long-term

            12     benefits for our shareholders once the economy

            13     turns around.  So with a 22 percent premium, why

            14     did Black & Decker's stock price increase

            15     31 percent at the time of the announcement?  The

            16     reason that it did is because our shareholders

            17     and the market understood Phase 2 and Phase 3 of

            18     the significant shareholder creation.

            19              Phase 2 factors in the cost synergies

            20     that you're able to achieve by combining these

            21     two very uniquely and complementary companies.

                                                                 8

             1     When we announced the merger of these two

             2     companies, we also announced that we believed

             3     that we could achieve $350 million of cost

             4     savings by combining these two companies.  The

             5     present value of $350 million in cost synergies

             6     is in excess of $2 billion of shareholder value

             7     creation.  Now, that's $2 billion of shareholder

             8     value creation without any additional increase in

             9     sales, without one dollar increase in sales and

            10     no improvement in the economy.  If you combine

            11     our share of the synergies, of that $350 million

            12     in synergies with a 22 percent premium, that

            13     represents almost a 50 percent premium for our

            14     shareholders versus the time of the announcement.

            15              Now, because of the $350 million in

            16     synergies, Stanley's stock also increased

            17     10 percent at the time of the announcement.

            18     Now, it is very unusual -- in fact, one of our

            19     directors, Ben Griswold says unprecedented --

            20     that you would see in an all-stock transaction

            21     both companies' stock increase to those levels.

                                                                 9

             1     Because even though Stanley is paying a premium

             2     as a result of the exchange ratio, because of

             3     their share of the $350 million in synergies,

             4     Stanley's shareholders will have significant

             5     accretion in year two and thereafter, after the

             6     merged companies.  The 22 percent premium on day

             7     one and the additional premium that's associated

             8     with the cost synergies makes this a very

             9     compelling financial transaction for our

            10     shareholders.

            11              However, this is not all.  There is a

            12     third phase in our shareholder creation.

            13     Because of the exchange ratio of 1.275,

            14     Black & Decker shareholders will own

            15     49.5 percent of the combined company and Stanley

            16     will own 50.5 percent of the combined company.

            17     Therefore we will share equally in all of the

            18     upside that occurs after the economy recovers.

            19     And we believe that the upside of these two

            20     powerful companies is considerable and is far

            21     better than either company on a standalone basis.

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             1              It is estimated that the combined

             2     company will generate over $1 billion of free

             3     cash flow.  It will generate $1.5 billion of

             4     EBITDA.  It will have an exceptionally strong

             5     balance sheet and a strong investment grade

             6     rating.  With $1 billion in cash flow and the

             7     strong balance sheet that we have, the combined

             8     company will have the capacity to make

             9     significant acquisitions and fund future growth.

            10              And lastly Stanley has a rich history of

            11     paying a very generous dividend to its

            12     shareholders.  Their dividend is nearly three

            13     times the amount that Black & Decker's dividend

            14     is, and our shareholders will enjoy after the

            15     companies are combined.

            16              In addition to being very financially

            17     compelling, this is also a very strategically

            18     compelling transaction for our company and its

            19     shareholders.  While our products don't compete,

            20     many of our products are sold to the same markets

            21     and the same end users.  So in addition to the

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             1     cost synergies that we'll enjoy from combining

             2     these two companies, there will also be

             3     considerable sales synergies.

             4              There are some geographic areas and

             5     channels where Black & Decker has superior

             6     strength in distribution.  For example,

             7     Black & Decker has a complete infrastructure and

             8     very strong distribution system in Latin America;

             9     Stanley does not.  We will be able to sell a

            10     complete line of Stanley products through Black &

            11     Decker's distribution system in Latin America.

            12     Black & Decker has stronger distribution in the

            13     Middle East, India, Eastern Europe, and STAFDA

            14     here in the United States, where we should be

            15     able to increase Stanley products.

            16              On the other hand, Stanley has much

            17     stronger distribution in industrial, both in the

            18     United States and Europe.  It is also larger than

            19     Black & Decker in China.  And these are only just

            20     a few of the examples of the sales and

            21     distribution opportunities that these two

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             1     combined companies will have.

             2               We'll also have cross-branding

             3     opportunities with the strong stable of brands

             4     that you see both in Black & Decker and in

             5     Stanley.  DeWalt, Stanley, Black & Decker,

             6     Bostitch, Porter-Cable, Delta are only a few of

             7     the brands that we have in each company.

             8              In Europe we currently license the Black

             9     & Decker name and sell a line of hand tools.  It

            10     is also not hard to imagine a mechanic line of

            11     DeWalt tools.

            12              Our lock and lockset business will be

            13     very complementary to Stanley's mechanical

            14     security business.  And we have envied their

            15     electronic security business and we wanted to

            16     enter this area for many years.  As a result of

            17     Stanley's recent aggressive acquisition program,

            18     security now represents 43 percent of Stanley's

            19     total sales and is very complementary to our own

            20     security business.

            21              Black & Decker will also become a much

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             1     less cyclical company and less dependent on a few

             2     customers.  We currently have 30 percent of our

             3     sales to two very large customers.  Stanley has

             4     eight percent of their sales to those two

             5     customers.  And we'll also have a much broader

             6     product line and will be selling in a large

             7     geographical area across many different markets,

             8     will be a much larger, more stable, less cyclical

             9     company with strong free cash flow that will help

            10     us further diversify in the years ahead.

            11              For all these reasons, our board felt

            12     like this was both strategically and financially

            13     compelling to our shareholders.  That's why both

            14     stocks have increased so dramatically.  That's

            15     why an attempt to merge these companies has taken

            16     place four different times.  It's also why every

            17     investment banker that we've visited with over

            18     the last 25 years have always said, well, now,

            19     our best idea for you is that you really ought to

            20     merge Stanley and Black & Decker.  This was an

            21     obvious fit to everyone, and our shareholders

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             1     have clearly demonstrated their vote in favor of

             2     this by what's happened to the stock price.

             3              Now, how is this good for you, the

             4     employees of Black & Decker?  There will be a

             5     reduction in personnel to avoid duplication.

             6     This reduction will be less than ten percent.

             7     There is no way to put a good face on what will

             8     happen to corporate.  There can only be one

             9     corporate headquarters.  Some people at corporate

            10     will have opportunities with the combined

            11     company, but most will not.  Frankly, this was

            12     the most difficult part of the entire negotiation

            13     and merger decision process.  We'll be generous

            14     and treat those that will not have a continuing

            15     role with the company as fairly as we can and do

            16     everything possible to help them find new jobs.

            17              However, for the vast majority of

            18     Black & Decker employees who will continue with

            19     the combined company, this will be very good for

            20     you.  You will have the professional

            21     opportunities that will result from being part of

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             1     a much larger company.  You will be part of a

             2     lower cost, much more competitive company that is

             3     an industry powerhouse.

             4              You will be part of a company that's

             5     less cyclical and therefore less susceptible to

             6     the swings of the economy and the accompanying

             7     layoffs that come from being part of a cyclical

             8     company.  And what usually ends up best for

             9     shareholders usually ends up best for the

            10     employees that work for that company.  Because

            11     shareholders want to continue to invest in

            12     companies that yield a good return, and therefore

            13     you're able to invest in the company and grow it

            14     for more professional opportunities.

            15              And this combined company will be a

            16     strong and dynamic competitor in the marketplace.

            17     And I believe that once we get through this

            18     transition and all the uncertainty, you will be

            19     proud to be part of this global marketing

            20     powerhouse.

            21              I would now like to introduce you to

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             1     John Lundgren, who will become CEO of the new

             2     Stanley Black & Decker.  As you know, I will

             3     become executive chairman of the board with the

             4     combined company.  John has done a remarkable job

             5     of reinventing Stanley in the five years that

             6     he's been CEO of the company.  He has introduced

             7     the Stanley fulfillment system that I believe

             8     will make our operation more productive and

             9     effective.

            10               John began his career in brand

            11     management with Gillette.  He has held positions

            12     in marketing, finance, manufacturing, corporate

            13     development, and strategic planning in the United

            14     States and Europe with Georgia Pacific and its

            15     predecessor companies.  In fact, John has lived

            16     in Europe for 14 years of his professional

            17     career.  He was an executive officer of Georgia

            18     Pacific and in charge of all of their consumer

            19     products companies.

            20              John graduated cum laude from Dartmouth

            21     College where he was a two-time golf captain.

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             1     In fact, he serves as a director of Callaway

             2     Golf.  I'm sure he'll be glad to challenge any of

             3     you to a golf game.  He holds an MBA from

             4     Stanford University, and I look forward to

             5     working with John in my new role as chairman of

             6     the combined companies.  So at this time I'd like

             7     to introduce you to John Lundgren.

             8              MR. LUNDGREN:  Nolan, thanks.  That was

             9     very kind.

            10              Good morning to everybody.  I normally

            11     would be more comfortable roaming the floor and

            12     talking, but given the status of this merger and

            13     the fact that it's not closed yet, I'll stick a

            14     little closer to the script than I normally do.

            15     But hopefully over time we'll get to meet and

            16     talk on a much more informal basis.

            17              But it's certainly great to be here, and

            18     I appreciate the courtesy certainly that Nolan

            19     and the executive team have extended to me while

            20     I've been here.  And it's great to be with you

            21     this morning and talk to you about how we think

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             1     we can combine these two great companies.

             2              We've already started working together

             3     cooperatively and collaboratively with each other

             4     to the extent, as Nolan indicated, that we've

             5     been able and legally allowed to do so.

             6     And the spirit not only continues today but will

             7     continue throughout the coming months as we

             8     undertake the task of putting these two companies

             9     together to create the best of Stanley and the

            10     best of Black & Decker in the new company.

            11              And I'm deeply respectful of the rich

            12     histories that both these companies bring to the

            13     party.  But my primary objective this morning is

            14     actually to begin the process of looking forward

            15     to the future, rather than looking back into our

            16     respective and separate pasts.  I'd like you to

            17     consider just for a moment Stanley Black & Decker

            18     of the future, a new company with the talent, the

            19     skill, and the resources to expand globally at an

            20     accelerated pace.  The combination of our two

            21     companies is a step on a transformational journey

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             1     towards becoming a global, diversified,

             2     industrial growth company.

             3              It's an important, it's a significant,

             4     it's even an historic step.  But importantly,

             5     it's only the first step.  The real strength of

             6     this combination is the potential it unlocks for

             7     the future of the combined Stanley Black &

             8     Decker, and the sooner we begin to focus on the

             9     future, the more successful we will ultimately

            10     be.

            11              So let's start today.  Today I'd like to

            12     lay out three things for you.  I briefly recap

            13     the strategic rationale for combining the two

            14     companies, without duplicating too much of what

            15     Nolan presented, as I think it was done as

            16     clearly and concisely as it could possibly be

            17     done in Nolan's brief introduction.  I'll tell

            18     you where we stand today about six weeks after

            19     the announcement, and finally I'll discuss our

            20     vision for the new company, the combined Stanley

            21     Black & Decker.

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             1              I'm sure you're well aware of the

             2     strategy behind the transaction, but let me just

             3     reiterate it quickly.  We're two great companies

             4     with long and rich legacies, and we're in a

             5     unique position to forge a new company built on

             6     our strengths by bringing together two highly

             7     complementary companies, as you see at the top of

             8     the slide, with a portfolio of iconic brands and

             9     virtually no product overlap.

            10              The new Stanley Black & Decker will

            11     offer a comprehensive global product line in both

            12     hand tools and power tools and will be positioned

            13     to better serve the end users whose loyalty we've

            14     earned and the customers whose business we will

            15     continue to earn each and every day.  The new

            16     Stanley Black & Decker will also build on our

            17     respective strengths in a way that's consistent

            18     with each company's core strategies and in a way

            19     that will allows us to continue to invest in our

            20     growth platforms.  And finally, the new Stanley

            21     Black & Decker will build on commitment to

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             1     operational excellence and continuous improvement

             2     to ensure that we're able to capitalize on the

             3     significant cost and revenue synergies, but of

             4     equal or greater importance, to ensure that we as

             5     a new combined company unlock the full potential

             6     of the new enterprise.

             7              The combination of our two companies,

             8     the creation of the new Stanley Black & Decker,

             9     is a compelling strategic combination of two

            10     great companies that will create significant

            11     value for our customers and our shareholders and

            12     will create significant opportunities for our new

            13     employees.  However, there are a few steps we've

            14     got to take to ensure that we do this right.  I'd

            15     like to tell you where we stand, again about six

            16     weeks to the day after our announcement.

            17              As you know, we must obtain both

            18     shareholder and regulatory approval.  These are

            19     two separate paths that we're pursuing diligently

            20     to ensure successful closure of this transaction

            21     during the first half of 2010.  On the regulatory

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             1     side, we have determined which of the 190

             2     countries where Stanley and Black & Decker both

             3     sell that require formal antitrust filings.  And

             4     in many cases we've already filed the necessary

             5     documents and opened lines of communications with

             6     the regulators to openly and transparently

             7     address any issues or any concerns that could

             8     arise from their perspective.

             9              In the United States, for instance, the

            10     Federal Trade Commission is currently conducting

            11     their initial review of the proposed transaction.

            12     And they have until December 28, that's 30 days

            13     from when we filed, to determine whether the

            14     transaction requires further investigation.

            15     We're communicating with the FTC during this

            16     period.  We're committed to communicating the

            17     agency's decision to you as soon as we can.  And

            18     we're similarly committed to communicating with

            19     other agencies, including the European commission

            20     and Canada, with whom we expect to file soon, and

            21     to communicate the status of this process to you

                                                                 23

             1     as well.

             2              What I can say to you today is that the

             3     regulatory approval process is on track.  Thus

             4     far there have been no surprises.  And Charlie

             5     Fenton and his team in Towson, Bruce Beatt

             6     and his team in New Britain, and many,

             7     many of you in the room have done a lot already

             8     to get this process to where it is.

             9              In addition to the regulatory approval

            10     process, we must also ensure that the

            11     shareholders of both companies approve the

            12     transaction, that they fully understand the value

            13     of the combined company, and the benefits that

            14     new Stanley Black & Decker will generate.  And

            15     thus far, they certainly appear to be in that

            16     frame of mind.

            17              But to that end, as you may have seen,

            18     we filed Form S-4 with the United States

            19     Securities and Exchange Commission just a week

            20     ago or a week ago Friday on December 4.  This is

            21     a form that's used to register securities that

                                                                 24

             1     will be issued in a business combination

             2     transaction such as ours.  And it can and should

             3     essentially be viewed as a draft proxy statement.

             4     It outlines the merger proposal in far greater

             5     detail, nearly 200 pages, and it outlines that to

             6     our shareholders and other interested

             7     stakeholders.

             8              This document was filed with the SEC, as

             9     I mentioned, just a short time ago, and they will

            10     review and comment on our filings within the next

            11     several weeks.  When the SEC confirms they're

            12     comfortable with the Form S-4, we are then in a

            13     position to go forward and schedule the

            14     shareholder vote.

            15              Both Stanley and Black & Decker have

            16     separately retained world-class proxy

            17     solicitation firms to help communicate the

            18     inherent value of the transaction for our

            19     shareholders.  And again, we're committed to

            20     communicating progress of the shareholder

            21     approval process as soon as we have information

                                                                 25

             1     and as soon as we're able to do so with you and

             2     all of your associates.  Again, I can say to you

             3     that at this stage the shareholder approval

             4     process is on track and thus far we've had no

             5     surprises on that end.

             6              And while we've been diligently

             7     pursuing the regulatory and shareholder approval,

             8     we've also begun to tackle the enormous task of

             9     successfully integrating our two companies.  It's

            10     crucial to note that we currently are and as a

            11     consequence continue to operate as two separate

            12     companies.  However, until closing and before

            13     closing there are certain activities that we have

            14     been advised by our counsel we can participate

            15     in, and both parties, along with Bain & Company,

            16     a third-party consulting firm and our joint

            17     integration partner, have begun those integration

            18     activities.

            19              Stanley has successfully completed and

            20     integrated 52 acquisitions in the past six years

            21     and along the way developed and refined an

                                                                 26

             1     integration process that has become, I think, a

             2     true core competency at Stanley.  That process is

             3     based on three key principles:  First and

             4     foremost, ensure that we capture the value in the

             5     transaction; second, ensure that we resolve any

             6     personnel issues as quickly and proactively as

             7     possible; and third, ensure that we focus the

             8     integration process on key decisions and to

             9     minimize the distractions to our core or base

            10     business.  Focus on the big issues and follow the

            11     money.

            12              To achieve these three goals, we employ

            13     a relatively simple methodology.  We develop an

            14     integration plan for the first hundred days post

            15     closing, and we finalize that plan prior to the

            16     close.  Now, that obviously doesn't mean that we

            17     will be successfully integrated in a hundred

            18     days, but it does mean that we will have

            19     prioritized the most important actions that need

            20     to take place and will be in a position to

            21     execute those programs very quickly after

                                                                 27

             1     closing.

             2              That integration plan will reflect the

             3     input and seek consensus from both management

             4     teams prior to close, and we're already hard at

             5     work in that planning process.  And finally, we

             6     have established an integration management team,

             7     rhythms, and milestones that we have found

             8     to be successful in helping keep a firm grip on

             9     the progress of all phases and areas of the

            10     integration.  This system gives us regular

            11     visibility into the successful integration on all

            12     levels and enables quick escalation and

            13     resolution of issues as they arise.

            14              Using these simple principles and

            15     methodologies, just for an example, Stanley has

            16     grown its security business from $150 million in

            17     2002 to $1.6 billion in 2008.  We've done it

            18     while retaining and promoting top leaders at

            19     companies that have been acquired, and we've done

            20     it while retaining significant operations in

            21     their local communities, both of which we fully

                                                                 28

             1     expect to continue in the future.  We will be

             2     happy to dwell on that more in the Q & A section

             3     as time allows.

             4              We've even successfully

             5     reverse-integrated pieces of our existing Stanley

             6     business into newly acquired companies whose

             7     operations and processes were stronger than ours,

             8     using the same principles and methodology.

             9     That's because a successful process doesn't keep

            10     one business on top of another.  It truly

            11     integrates the best of each company and it

            12     positions the combined company to leverage its

            13     strengths for future growth.  And this is our

            14     plan for Stanley Black & Decker.

            15              And we're farther along in this

            16     integration process than you may think.  We have

            17     already identified the key business functional

            18     and regional integration teams, as well as

            19     integration leaders from both companies.  We held

            20     our first integration leadership summit with

            21     those teams at Stanley Center for Learning and

                                                                 29

             1     Innovation at New Britain last week and we

             2     clearly outlined expectations for delivery at our

             3     next integration summit which will be held in the

             4     middle of January.

             5              I'm going to take a moment to talk

             6     through the next slide, which, in addition to

             7     looking like an eye chart and seeming very

             8     complicated, may, once you get more familiar with

             9     it, and hopefully will, make a lot of sense.

            10     I'll emphasize it's not an organization chart but

            11     an overview of our integration teams and our

            12     integration process.  I'll also note that you're

            13     going to receive a little more in-depth look at

            14     this chart, along with quick communication about

            15     it, within the next couple of days or so to

            16     provide the basis to ask even more questions.

            17               At the top is what we call the

            18     Integration Steering Committee.  And along with

            19     Nolan and me we have our chief operating officer,

            20     Jim Loree; Stanley's chief financial officer, Don

            21     Allan; president of Stanley's European

                                                                 30

             1     operations, Massimo Grassi; and Mark Mathieu,

             2     head of human resources.

             3              The role of the steering committee is to

             4     provide oversight, direction, and issue

             5     resolution throughout the entire integration

             6     process.  And you may think that that's a

             7     detached or uninvolved group or we're detached

             8     and not particularly involved at that level.  I

             9     can assure you that the opposite is true.

            10              We meet weekly for two hours, or more if

            11     necessary, to review every open project and

            12     ensure the teams are moving in the right

            13     direction and properly resourced to facilitate

            14     successful integration.  It doesn't guarantee

            15     success, but it helps avoid surprises and ensures

            16     that we can reallocate resources whenever a

            17     rudder adjustment is needed.

            18              The integration management office, IMO,

            19     oversees the business unit and functional and

            20     regional shared service teams.  In addition to

            21     Brett Bontrager, whose name you see on the chart,

                                                                 31

             1     who has successfully led many of Stanley's recent

             2     integrations, Tony Milando will co-chair the IMO

             3     from the Black & Decker side. This team will have

             4     leadership, will also have leadership direction

             5     from information technology, human resource and

             6     finance leaders, again both companies.  And at

             7     the business unit and functional or regional

             8     level, that's where the work of integrating the

             9     two companies and building the new Stanley Black

            10     & Decker truly begins.

            11              Now, I won't go through the entire lower

            12     portion of the slide that you see before you,

            13     because I know it's hard to read, but I do want

            14     to point out a couple things.  And again, you'll

            15     see it in a couple days.  It will be in your

            16     e-mail.

            17               One, while I said it isn't an

            18     organization chart, it does provide an indication

            19     directionally of how we think the integration

            20     will proceed.  Two, and this is critical -- I've

            21     said it already -- note that each team is staffed

                                                                 32

             1     by a Stanley person and a Black & Decker person.

             2     We spent a lot of time carefully choosing the

             3     right people for these roles.  And you may be

             4     wondering why we chose one person over another or

             5     we may choose or have chosen one person over you.

             6     Some of you may even be thankful your names

             7     aren't on that chart and you can just continue to

             8     run your businesses every day and focus on the

             9     core, which is what we've asked you to do.

            10              But the simple truth is that the

            11     overwhelming majority of you will be involved in

            12     one capacity or another during the integration

            13     process.  One of the critical missteps that

            14     companies can make during integration is to lose

            15     focus on the base business, and we haven't chosen

            16     business line leaders just for that reason, from

            17     either Stanley or Black & Decker.  The most

            18     consistent theme in the customer feedback when

            19     Nolan and I spoke to our largest customers is

            20     that's great, that's great for you, it's great

            21     for us.  Please stay focused on us and our

                                                                 33

             1     business with you while this merger is closing

             2     and while you're integrating these two companies.

             3              So your job is to run the business or

             4     focus on your function or region with as much

             5     passion and dedication as you've always shown.

             6     However, when you are asked for help by one of

             7     these integration team members, I would ask that

             8     you provide your experience and your assistance

             9     in helping that team as quickly and thoroughly as

            10     feasible, also the experience and assistance of

            11     your team members.

            12              Again, while this is not an organization

            13     chart, I realize you all have a vested interest

            14     in how the new company will look.  And I do want

            15     to give you an idea of some of the upcoming next

            16     steps.  We're aiming to share the high-level

            17     business structure with you in mid-January.  This

            18     structure will lay out how we feel the new

            19     company will operate.  And when you see it, it

            20     will be first on the business unit level and it

            21     will take into account the recommendations of the

                                                                 34

             1     executive leadership and integration teams of

             2     both businesses, giving weight to all

             3     recommendations to ensure that we are moving

             4     forward with a structure capable of realizing the

             5     full synergies, but that also makes logical sense

             6     and positions us for future growth.

             7              Very shortly afterwards we'll finalize

             8     the business structure, in late January or early

             9     February, and we'll be in a position to provide

            10     additional details around the high-level

            11     organization structure of the combined company,

            12     including key leadership roles, at that time.

            13     Now, obviously I recognize that you're both

            14     interested and invested in being kept up to date

            15     on all of these developments, and I'm committed

            16     to sharing these things with you as soon as we

            17     are able to do so.

            18              In the meantime, in mid-January, we'll

            19     be holding our second integration summit, and at

            20     that point will be much further along in our

            21     integration process with more to share with you

                                                                 35

             1     on the progress, success, and the level of your

             2     involvement in the exciting work of integrating

             3     our two companies to build the new Stanley

             4     Black & Decker.

             5              Our vision for the future is very clear.

             6     Stanley Black & Decker will be better positioned

             7     to pursue profitable growth than either company

             8     would have been separately.  We expect in just a

             9     few years we'll be an enterprise generating

            10     approximately a billion dollars in free cash

            11     flow, $1.5 billion in EBITDA as Nolan mentioned,

            12     with the opportunity to fuel our growth engine

            13     and invest in high-growth platform such as

            14     security solutions and engineered fasteners as

            15     well as pursue other new opportunities while at

            16     the same time supporting the organic growth and

            17     growth opportunities in our core power and hand

            18     tools platforms.

            19              We'll have increased talent, scale, and

            20     resources to compete globally.  And there are

            21     growth opportunities that we've just begun to

                                                                 36

             1     explore, particularly in developing markets such

             2     as Asia and Eastern Europe, and even in developed

             3     markets where we have little or no product

             4     overlap but channel and distribution synergies.

             5              As you know, the expected $350 million

             6     in cost synergies were a very important part of

             7     why this deal made so much sense.  And management

             8     of the combined company will be laser-focused on

             9     achieving these synergies in order to effectively

            10     meet the goals and exceed expectations.  The

            11     sooner we can achieve our stated synergy goals,

            12     the sooner we can reinvest in the business and

            13     grow the combined enterprises.

            14              Hopefully you've heard the key word the

            15     last couple minutes in all of this, and that's

            16     growth, probably the most important aspect of

            17     this transaction and clearly the most exciting

            18     prospect for all of us.  This transaction is the

            19     means to a very bright future.  And while we all

            20     have a lot of work to do ahead to meet and exceed

            21     all the goals for Stanley Black & Decker, the

                                                                 37

             1     opportunities are plentiful and our potential

             2     together is tremendous.  When you look across all

             3     of our stakeholder groups, you'll see that

             4     everyone should share in the significant upside

             5     expected from the transaction.

             6              Shareholders of both companies will

             7     benefit from the realization of synergies,

             8     operating margin expansion, and expanded growth

             9     opportunities.  Employees of both companies will

            10     have new opportunities as part of a much larger,

            11     globally diversified industrial leader.  And

            12     customers of both companies will benefit from the

            13     combined companies' exceptionally broad array of

            14     products and services, world-class innovation

            15     processes, and commitment to operational

            16     excellence.

            17              And as evidenced by our respective stock

            18     prices, investors clearly see the potential of

            19     our new company.  Nolan mentioned Ben Griswold's

            20     reaction on the Black & Decker board's side.  The

            21     advisers advising Stanley said less than one in

                                                                 38

             1     25 times in an all-stock merger does the stocks

             2     of both companies go up at all, let alone ten and

             3     30 percent.  Unprecedented, to use Ben Griswold's

             4     words.

             5              As I've learned in my conversations with

             6     key customers, they see the opportunity for our

             7     new company.  And it's my hope that you, as

             8     Stanley Black & Decker employees, also see the

             9     potential as well as the opportunity in our new

            10     company.

            11              I'd like for just one more thing to be

            12     clear when you leave here today.  We can't look

            13     at the combination of Stanley and Black & Decker

            14     as the finish line.  Completing the integration

            15     work, which will unquestionably be intense over

            16     the next few months, that's not the finish line

            17     either.  While I am confident we'll achieve both

            18     the combination and the synergies, once we have

            19     done so, it won't be the end of the race.

            20     Instead, we have to look at these two things as

            21     milestones en route to a much longer and exciting

                                                                 39

             1     journey.

             2              This transaction positions Stanley Black

             3     & Decker to achieve something that, as I've

             4     already said, we simply couldn't achieve

             5     separately.  It positions us to be stronger and

             6     more diversified.  It puts us in a place to grow

             7     and reach new heights.  And, as you might expect,

             8     it guarantees nothing without a lot of hard work.

             9              When I came to Stanley in 2004, it was

            10     less than a $2.5 billion company.  Together with

            11     the management team, we've almost doubled in size

            12     while increasing margins and strengthening our

            13     portfolio.  And once the proposed transaction,

            14     the merger of Stanley and Black & Decker takes

            15     place, the company will have doubled in size

            16     again.

            17               But that's just the beginning.

            18     Together with you, there is no intention of

            19     stopping there.  I'm fully confident that our

            20     combined management teams and our combined

            21     companies can grow the new Stanley Black & Decker

                                                                 40

             1     even more successfully, particularly more

             2     successfully than either company has grown in the

             3     past.

             4              Easy to say.  Let me tell you why I

             5     think it will be successful.  Beyond our

             6     respective track records, beyond the tested and

             7     proven integration methodology, beyond the

             8     similarities in our mission and our strategies,

             9     and beyond all the things that we have that have

            10     made this combination attractive in the first

            11     place, we have passionate, capable people and we

            12     have winning cultures.  That what's going to make

            13     the difference as we move forward.  It's you and

            14     it's the approximately 40,000 future Stanley

            15     Black & Decker employees who are committed to

            16     integrity, accountability, and respect, that will

            17     not only position the company for growth but will

            18     also drive us towards success.  It's your passion

            19     for innovation, for customer satisfaction, and

            20     for operational excellence that gives me the

            21     confidence that we'll achieve successful

                                                                 41

             1     integration quickly and begin to move forward

             2     toward the future as one company, sooner rather

             3     than later, so that we can begin to realize the

             4     true potential of the combination of these two

             5     companies.

             6              I'll close by saying this:

             7     Successfully integrating Stanley and Black &

             8     Decker is a monumental task.  And when we achieve

             9     it, we will have accomplished something to really

            10     be proud of.  Realizing the synergies and

            11     unlocking value of the combined company is also a

            12     monumental task.  And when we achieve it, we will

            13     have accomplished something huge.  But the true

            14     excitement comes from the potential of the

            15     combination of Stanley and Black & Decker.  With

            16     the power of one combined Stanley Black & Decker,

            17     the possibilities are immeasurable.

            18              Before I take the questions, I'd like to

            19     make two final notes.  One, and this is based on

            20     feedback over the last six weeks, one, I know you

            21     want to hear from us.  We're committed to openly

                                                                 42

             1     and transparently communicating throughout this

             2     process to the largest extent that we possibly

             3     can.  But we also want to hear from you as well.

             4              In the very near future many of you will

             5     be receiving an invitation to participate in an

             6     online survey designed to gauge your perceptions

             7     of the culture, both at Black & Decker and at

             8     Stanley.  Please give this survey the thought and

             9     attention that it deserves.  Stanley's leadership

            10     team will receive the exact same survey.  You

            11     will be the leaders of the combined Stanley Black

            12     & Decker, and your thoughts are critical, not

            13     only in helping us to assess and form a baseline

            14     and identify areas to address, but also in

            15     shaping the identity of the new company.

            16              And, two, it's been a long, difficult

            17     and exciting year for both companies.  We began

            18     the year amidst the worst economic operating

            19     environment that I've ever seen in my career, and

            20     we've ended the year with an historic

            21     announcement that we're forming a new Stanley

                                                                 43

             1     Black & Decker.  While the hard work of

             2     integrating our two companies has only begun, I'd

             3     like to reiterate that shareholder approval,

             4     regulatory approval, and integration planning are

             5     on track, and we're committed to answering some

             6     of your most important questions by mid-January.

             7              So during this busy season take a few

             8     moments to refresh and recharge for the work

             9     that's ahead of us.  I'd also ask you to take a

            10     little extra care to ensure the safety of

            11     yourselves, your colleagues, and your families.

            12     And I'll take this opportunity with the first

            13     meeting with many of you to offer my best wishes

            14     for a happy, healthy holiday season, and a

            15     prosperous new year together.

            16              It's an exciting time to be part of the

            17     this company.  And we have a unique opportunity

            18     here to make our mark on a company with almost,

            19     with more than 250 years of combined history,

            20     legacy, and success.  And I, for one, am totally

            21     confident that our best days are before us, not

                                                                 44

             1     behind us.

             2              Thanks very much.  Nolan and I are now

             3     happy to take your questions.

             4                 QUESTION AND ANSWER SESSION

             5              MR. COOPER:  Good morning.  My name is

             6     Jeff Cooper.  I'm the vice-president of global

             7     product development for the consumer products

             8     group.  We have seen the positive reaction to the

             9     stock price, the rise of the stock prices in both

            10     companies, but could you expand a little bit

            11     further on the reaction from both the shareholder

            12     community as well as our key customers?

            13              MR. ARCHIBALD:  I spoke personally with

            14     the CEOs of all of our large customers, and they

            15     were very enthusiastic about this combination.

            16     It was clear they had respect for both companies

            17     and they felt like we could serve them better

            18     than we even had on a standalone basis.  And so

            19     they were very enthusiastic.

            20              I also met with virtually all of our

            21     major shareholders.  They were even more

                                                                 45

             1     enthusiastic.  And you can see by what's happened

             2     to the stock price.  They voted with their

             3     wallets.  And almost to a person they were very,

             4     very pleased with not only what has happened so

             5     far but can happen as a result of the combined

             6     power of both these companies.  So both those

             7     groups, shareholders and our customers, are very,

             8     very pleased so far.

             9              MR. LUNDGREN:  And I'll just echo what

            10     Nolan said.  The day of the announcement, of

            11     course, you know, not with all the information

            12     here, Nolan and I spoke to some of our customers

            13     and investors together, and some separately.  The

            14     reaction was identical.

            15              The only thing I could add, not

            16     inconsistent with what Nolan had said, I have

            17     been asked by many Black & Decker shareholders

            18     who don't own Stanley stock currently,

            19     remembering that they're going to own a lot of it

            20     when the deal closes, to just understand a little

            21     more about Stanley.  Because obviously they have

                                                                 46

             1     invested in Black & Decker and this was a very,

             2     very large commitment in their future.  Nolan's

             3     point:  Black & Decker's stock is up 30 percent

             4     since the announcement, so they feel very good

             5     about it.  Those were very rewarding and, you

             6     know, highly informative meetings.  And I guess

             7     all we can say is touch wood, so far so good,

             8     unprecedented investor reaction.

             9              Remember, there's 50 percent overlap in

            10     ownership for these two companies.  That's why

            11     such a large percentage of the investor base

            12     understood the logic day one and has stuck with

            13     it about six weeks later, where, you know, both

            14     stocks continue to trade extraordinarily well,

            15     and the customers have been very supportive.

            16              MR. COOPER:  Thank you very much.

            17              MR. FREDERICK:  Good morning.  My name

            18     is Bill Frederick, director of engineering.

            19     And, John, we do have a golfer that we think will

            20     accept your challenge.

            21              MR. LUNDGREN:  That was your boss, it

                                                                 47

             1     wasn't me.  Let me just say, and I'm only going

             2     to say this once:  The older I get, the better I

             3     used to be.  But I'll do my best and we'll play

             4     for fun.

             5              MR. FREDERICK:  Seriously, my question

             6     is, could you share with us at this time any

             7     thoughts you have for the Towson Design Center

             8     and, if possible, all the design centers, like

             9     our Spennymoor, England facility?

            10              MR. LUNDGREN:  I'll take it.  While

            11     there was so much, if you will, doom and gloom in

            12     the local press when this was announced, you

            13     know, was it Mark Twain who said the rumors of my

            14     death are greatly exaggerated?  Mark Twain was

            15     from Hartford, by the way.  Mark Twain House is

            16     in Hartford.  It's a National Historic Monument.

            17     He lived there many years.

            18              The tough side first:  Nolan has already

            19     said it.  We don't need two corporate

            20     headquarters.  Yet that being said, there is

            21     still a role going forward for many, many, many

                                                                 48

             1     of the highly-skilled functional corporate staff

             2     professionals within Black & Decker.  At the risk

             3     of oversimplifying, nothing else will change and

             4     in fact may grow in importance.

             5              This is the epicenter of the most

             6     powerful, biggest, best power tools business in

             7     the world.  I may look stupid, but why would I

             8     want to change that?  Simply said.  The best

             9     example, perhaps, I can give you -- so the words,

            10     because we can't commit to anything that we

            11     aren't going to deliver later, we have been very

            12     careful, we will maintain a major presence in

            13     Towson.  Let me say, we will maintain a huge

            14     presence in Towson.

            15              And the best example I think I can give

            16     you is six years ago Stanley bought Best Locks,

            17     an 80-year-old company headquartered in

            18     Indianapolis, privately held.  We already did

            19     compete with Baldwin and Kwikset and some of the

            20     others, but Best was known for the

            21     interchangeable cores and patented locks,

                                                                 49

             1     wonderful business headquartered in Indianapolis.

             2     It was about 200 million in revenue.  Some very

             3     good people joined the Stanley security business,

             4     which at the time of about $150 million in

             5     revenue.

             6              Today Stanley's security business is 1.6

             7     billion in revenue.  100 percent of our security

             8     business is managed from Indianapolis as that's

             9     expanding to take up -- because that's where the

            10     expertise is.  So where the people are, where the

            11     knowledge lies, where the intellectual property

            12     is -- we're a global company.

            13              I think the second example is our

            14     industrial automotive platform globally is run

            15     from Morangis, France, not New Britain,

            16     Connecticut.  We bought a company called Facom,

            17     an iconic $500 million, roughly, mechanics tools

            18     firm.  Most of your North American and those of

            19     you who have spent time in Europe, if you're

            20     working on a Ferrari, if you're working on a

            21     Formula One car, you were using Facom tools.

                                                                 50

             1              They were without question the best

             2     collection or center of expertise for our global

             3     mechanics tools business.  So as we established

             4     the global platform, which is how we try to run

             5     our businesses, it stayed in Morangis, France.

             6     We have a few people in Dallas who work for the

             7     folks in Morangis, and we have a few people

             8     spread around the country.

             9              But simply said, keep the expertise

            10     together, keep where the people are.  Towson will

            11     be a major presence for years to come.  And I

            12     know it's just a -- it's symbolic that corporate

            13     headquarters per se won't be here, but the

            14     buildings will be, the overall majority of the

            15     people will be.

            16              And, you know, that was one of the three

            17     jewels, you know, from Stanley's perspective in

            18     combining this business.  So tremendous presence

            19     in Towson going forward.  And I'll even mention,

            20     I'm sure, based on what I read, more than anybody

            21     here is expecting.  And, you know, I can't say

                                                                 51

             1     any more than that at this stage of the process.

             2     There is just a phenomenal business and wealth of

             3     knowledge and experience and wisdom that resides

             4     in Towson. There's no reason to move.

             5              MR. FREDERICK:  Thanks.

             6              MS. ERVIN:  Good morning.  My name is

             7     Jennifer Ervin.  I manage and oversee all of our

             8     brand licensing for the industrial products

             9     groups.  I'd like to ask John a question, if I

            10     could.

            11              At Black & Decker licensees have become

            12     a more increasingly important part of our growth

            13     strategy.  The DeWalt business specifically, we

            14     focused on developing innovative products,

            15     entering the right categories selectively, and

            16     finding the right partners that we can co-market

            17     and cross-develop products together.

            18              MR. LUNDGREN:  Absolutely.

            19              MS. ERVIN:  I want to learn more about

            20     Stanley's approach to that and how you see those

            21     two businesses integrating.

                                                                 52

             1              MR. LUNDGREN:  Sure.  Thank you for that

             2     question, because it's very important to us as

             3     well.  My sense is you probably have been at it a

             4     little longer and maybe even more aggressively

             5     than Stanley.  But from what I can understand at

             6     this stage, the systems are quite similar.

             7     Stanley has been seriously at it for only about

             8     ten years, even though we're a 166-year-old

             9     company, and I think you've got a sophisticated

            10     process in place longer than that.

            11              It's very important.  The marketing guys

            12     will feel good about this, the finance guys

            13     won't.  I think of licensing revenues as a

            14     virtuous circle as in continuous brand support.

            15     What we earn in licensing we reinvest in brand

            16     support, because the right to earn that money is

            17     because of the strength of our brand.  Jim Loree

            18     and Don Allan want to put that in the corporate

            19     coffers.  But I refer to it as a virtuous circle

            20     and they refer to it as a vicious cycle.  So it's

            21     -- I happen to be the CEO, so my philosophy

                                                                 53

             1     prevails.

             2              But on a more serious note, it's a

             3     meaningful source of revenue as it is in

             4     Black & Decker.  We have about 25 licensees.  We

             5     employ or use a company called Beanstalk, I'm

             6     sure you're we'll aware of, who is the largest

             7     licensing, I'll say, affiliate or facilitator in

             8     the world.  Every year Stanley is overwhelmingly

             9     the brand that we license, a little bit of

            10     Bostitch.

            11              Every year we do what's called a brand

            12     permission study, and I'm sure you've seen this

            13     with the Black & Decker brand and the DeWalt

            14     brand.  85 percent of the people with whom we

            15     surveyed, as we looked for relevant categories

            16     and relevant partners, thought Stanley made work

            17     gloves.  We didn't.  We don't.  But two years

            18     later, it's a $20 million licensing program.

            19              So that's how we go about it.  And our

            20     primary licensees are both in the U.S. and

            21     Europe.  We are active participants in SPLICE,

                                                                 54

             1     who I'm sure you're familiar with, is the, if you

             2     will, the nonprofit governing body.  And to

             3     ensure that we are maximizing the value and

             4     potential of our brand, our, if you will,

             5     licensing summits, is what we would call them,

             6     where some partners but all of our brand people

             7     are represented.  The last one we did at Fenway

             8     Park, and it was really exciting, you know, with

             9     all the opportunities.  The next one will be at

            10     the Liverpool Football Club in the UK where they

            11     actually have some stadium advertising

            12     electronically.  And then lastly, and I don't

            13     think it's a conflict, we do run that completely

            14     centrally.  We do have a corporate vice-president

            15     of brand marketing who reports to Jim Loree, who

            16     I think ensures -- because the Stanley brand does

            17     transcend three different segments within

            18     Stanley.  So while I think you have licensing

            19     specialists within the three businesses, to the

            20     extent I understand it, the methodology is

            21     identical.  We do control that centrally as

                                                                 55

             1     opposed to within the divisions.

             2              But it's something we think very

             3     seriously about.  We think that, our initial

             4     view, Black & Decker has done a great job of

             5     licensing both Black & Decker and DeWalt.

             6               Last aside:  My wife's entire

             7     company -- she runs a manufacturing company --

             8     they wear DeWalt safety glasses.  And it used to

             9     really bother me.  Now I think it's terrific.

            10              MS. ERVIN:  Thank you.

            11              MS. FURLOUGH-MORRIS:  Hi.  My name is

            12     Stephanie Furlough-Morris.  I work in finance,

            13     director of finance.  My question is around the

            14     integration and your framework.  It looks like a

            15     very robust process.  With the size of this

            16     integration, what key changes have you made to

            17     that framework, if any?  And I guess what

            18     failures should we be on the lookout for?

            19              MR. LUNDGREN:  Well, the failures you

            20     should be on the lookout for, I want you to get

            21     those to me first.

                                                                 56

             1              Well, as said, two things:  The

             2     question on because of the magnitude of it, it's

             3     something we have done at the outset is recognize

             4     the magnitude.  Brett Brontrager, whose name I

             5     mentioned once, is our best -- he might be the

             6     best in the world, or one of the best in the

             7     world, but he's certainly our best.  He has done

             8     this successfully with Facom, he's done this

             9     successfully with security integrations.

            10              And we have assigned Brett and about 13

            11     to 15 people full time.  So the biggest change

            12     is, as opposed to saying, you know, keep your

            13     finance organization running and don't miss any

            14     deadlines and, oh, by the way, would you

            15     participate on the integration?  We have taken a

            16     very senior leader.  Tony will do the same thing

            17     from the Black & Decker side.  These are

            18     full-time assignments for 12 to 24, even 36

            19     months if that's what it takes.  So that's the

            20     most important thing we've done:  Taken the very

            21     best people we have, dedicating them full time to

                                                                 57

             1     this activity, to be joined at the hip with

             2     either their business or functional or regional

             3     counterpart.

             4              In terms of what failures you should be

             5     on the lookout for, I don't know.  There's -- it

             6     would take until Christmas Eve to tell you all

             7     the failures that we've encountered or the

             8     problems we've encountered, but fortunately most

             9     of which we resolved before they become

            10     game-changers or deal-wreckers.

            11              And that's the whole idea of this

            12     process.  If you think about it, every two weeks

            13     that team is going to be reporting out to the

            14     steering committee that Nolan and I will sit on

            15     as well as four senior executives and then, you

            16     know, run by the Integration Management Office.

            17              And I'll describe the process very

            18     quickly.  But as I describe it, and you'll see

            19     how in my prepared remarks I said it doesn't

            20     guarantee success.  And it certainly doesn't

            21     mean there won't be problems.  But it certainly

                                                                 58

             1     helps reduce the big surprises and gives us

             2     every opportunity to reallocate resources, fix

             3     the problem as it arises.  Or if we say that's a

             4     problem we didn't anticipate or a failure to

             5     achieve synergy, where are we going to find

             6     another synergy to fill that gap.

             7              And it is that simple as -- let's say

             8     it's the European informational technology

             9     integration team.  We're looking at a dashboard

            10     with key program milestones and maybe some cost

            11     savings, you know, on the Y-axis and some cost

            12     savings on the X-axis, or time.  And it's boxes

            13     with lots of numbers and way too many to read,

            14     and they're color-coded, red, yellow, green.  I

            15     probably don't need to say any more.  But green,

            16     no problem; yellow, unless it stays yellow

            17     forever we save up front.

            18              But if something is red, what is wrong?

            19     You know, is it something where we missed

            20     because we made a bad estimate?  We need to go

            21     find synergies somewhere else to fill that gap.

                                                                 59

             1     Or is it something that's behind schedule and it

             2     will be yellow and then green?

             3              But simply said, the folks running

             4     these teams -- this sounds kind of tough --

             5     there's nowhere to hide.  You know, they can't

             6     say -- no one can say, I didn't advance this

             7     program because I couldn't get the approvals to

             8     spend the money.  I'm sorry, you have the

             9     executive chairman and CEO on the phone every

            10     two weeks.  What more do you need?

            11              So it's the rhythm and rigor of the

            12     system.  It's the process that's tested and

            13     proven.  And it's the regularity of the meetings

            14     and the communication that improve the

            15     likelihood for success.  I won't say it will

            16     guarantee it, but we've just basically taken a

            17     tested and proven process and model and staffed

            18     it with our very best people, staffed it more

            19     fully with the help of Bain, who you'll find are

            20     very, very, very bright people.  And there's a

            21     Bain consultant on every one of these teams.

                                                                 60

             1     They know Stanley quite well.

             2              I learned in the process that

             3     Black & Decker was Bain's first client many

             4     years ago.  They know the business.  They know

             5     the industry well.  They know the people well.

             6     They're experts in this process as well.  So

             7     we've invested in Bain's extra help as well.

             8             So a long answer to a very simple

             9     question.  But that's the framework we put in

            10     place, not to guarantee but to dramatically

            11     increase the likelihood of success.

            12              MS. FURLOUGH-MORRIS:  Thank you.

            13              MR. LUNDGREN:  Thank you.

            14              How are we doing?  Anybody else?

            15              It's about, Nolan, where we thought

            16     we'd be schedule-wise.  Are we on schedule?

            17              MR. ARCHIBALD:  We are.

            18              MR. LUNDGREN:  We're on schedule.

            19              Listen, it's just -- again, I want to

            20     thank you, thank Nolan and all of you for the

            21     opportunity to be here.  You do have my

                                                                 61

             1     commitment that we will communicate as

             2     regularly, as frequently with new information as

             3     we can.  Recognize there are things we would

             4     love to say that we can't, recognize that we

             5     understand there are things you'd love to know

             6     that we don't know the answers to yet.

             7              Keep an open dialogue.  As you know,

             8     there are websites, there's a great executive

             9     management team here, and there's one in New

            10     Britain to ask your questions.  I have not met

            11     most of you in the room.  When I opened it up

            12     for questions and answers, or this applies going

            13     forward:  The only bad question is the one you

            14     have and you don't ask.  Okay?  If we can't

            15     answer it, we'll tell you.  But the only bad

            16     question is the question you have and you don't

            17     ask it.  So please, as I said, we need your

            18     input as much as you need our communication.

            19              Thanks a lot for your time this

            20     morning, and I really look forward to working

            21     with all of you as we build a great new company.

                                                                 62

             1              MR. ARCHIBALD:  Thank you.

             2              (Meeting concluded at 10:03 a.m.)

             3                    --------------------

             4

             5

             6

             7

             8

             9

            10

            11

            12

            13

            14

            15

            16

            17

            18

            19

            20

            21

                                                                 63

             1      STATE OF MARYLAND  ) ss
                    COUNTY OF BALTIMORE)
             2

             3                 I, Susan E. Smith, a Notary Public in

             4     and for the State and County aforesaid, do hereby

             5     certify that the foregoing is a true and accurate

             6     transcription of the proceedings indicated.

             7              I certify that I am not of counsel,

             8     attorney, or relative and any party, or

             9     otherwise interested in the events of this

            10     matter.

            11              In witness whereof, I have hereunto set

            12     my hand and affixed my notarial seal this

            13     day of December, 2009.

            14

            15                                   ___________________
                                                 Susan E. Smith
            16                                   Notary Public

            17
                   My commission expires November 1, 2010.
            18

            19

            20

            21

STANLEY + BLACK&DECKER

Black & Decker Nolan D. Archibald Chairman, President & Chief Executive Officer (Voice only presentation)

STANLEY

John F. Lundgren

Chairman and Chief Executive Officer

Stanley John F. Lundgren Chairman and Chief Executive Officer

Stanley Established In 1843 By Frederick Trent Stanley, Who Founded A Small Hardware Manufacturing Shop In New Britain, CT 166 Year Reputation For Product Quality And Service 133 Years Of Consecutive Dividends World Class Hand Tools Portfolio Black & Decker Established In 1910 By S. Duncan Black And Alonzo G. Decker, Who Founded A Small Machine Shop In Baltimore, MD 100 Year Reputation For Product Innovation And Customer Focus 72 Years Of Consecutive Dividends World Class Power Tools Portfolio Two Companies With Great Legacies stanley ● black&decker

Compelling Strategic Combination

STANLEY		BLACK & DECKER
CDIY: FatMax, Bostitch	Comprehensive Array Of Iconic Brands	Industrial: DeWalt, Delta, Porter Cable
Security: Stanley Security Solutions, Sonitrol, Best	Complementary Global Product Offerings	Engineered Fastening: Emhart Teknologies
Industrial: Facom, Proto, Mac Tools, Vidmar	Enhances Core Strengths Of Each Company	Hardware & Home Improvement: Baldwin, Kwikset, Weiser Lock, Price Pfister
	Creates Stronger Global Company	
	Shared Commitment To Operational Excellence	
	Substantial Synergy Opportunities	

Combination Of Two Outstanding Companies

STANLEY BLACK & DECKER |

Compelling Strategic Combination Stanley  CDIY Stanley FatMax Stanley BOSTITCH Security Stanley Security Solutions SONITROL Verified Electronic Security Stanley Best Access Systems Industrial FACOM Stanley Proto Mac Tools Stanley Vidmar Comprehensive Array Of Iconic Brands Complementary Global Product Offerings Enhances Core Strengths Of Each Company Creates Stronger Global Company Shared Commitment To Operational Excellence Substantial Synergy Opportunities BLACK & DECKER. Industrial DEWALT DELTA PORTER CABLE Engineered Fastening Emhart Teknologies Hardware & Home Improvement BALDWIN Kwikset WEISER LOCK Price Pfister Combination Of Two Outstanding Companies stanley ● black&decker

Shareholder & Regulatory Progress Where We Stand Today REGULATORY APPROVAL PROCESS Reviewed filing requirements in 190 countries Filed or filing in applicable jurisdictions FTC initial review complete by year end SHAREHOLDER APPROVAL PROCESS Filed form S-4 on 12/4 SEC review period ongoing Shareholder vote to be scheduled after approval Both Processes Well On Track, No Surprises stanley ● black&decker

Key Integration Principles Value People Process Ensure that we capture the value in the transaction Ensure we retain the best of both companies Ensure that we focus the integration process on key decisions to minimize distractions to our base business World-Class Process Focused on Capturing Value stanley ● black&decker

Proven Integration Methodology We have established an Integration Management program with members from both Black & Decker and Stanley to oversee the integration process The integration team will develop an Integration Plan for the first 100 days and finalize that plan prior to close The Integration Plan will have reflect input and seek consensus from both management teams prior to close, and we are already hard at work in that planning process Longer term planning is also an important part of this process The Integration Management Team will use a process of regular meetings and milestones, that we have found to be successful in the past at helping us keep a firm grip on the progress of all phases and areas of the integration World-Class Process Focused on Capturing Value stanley ● black&decker

(1) Coordinated Teams with Rigorous Integration Rhythms Steering Committee Steering Committee is the key decision making body for the integration - Sets objectives and provides strategic oversight - Monitors progress of overall integration effort and impact on base business (2) Integration Management Office IMO oversees day-to-day integration progress - Approves recommendations from integration teams; escalates where required - Monitors progress of integration and synergy capture (3) Business Unit teams Plan detailed integration for each business unit Determine bottoms-up synergy targets and plans to achieve (4) Functional teams Responsible for functional integration and synergies across full organization Provide oversight on cross-team standardization of processes (5) Regional shared service teams Optimize shared functions and services within designated region Provide oversight and advice across regional business units as required stanley ● black&decker

Integration structure leadership

Clean Team

1 Steering Committee
- SWK Co-Chair: **Lundgren, John**
- BDK Co-Chair: **Archibald, Nolan**
- **Loree, Jim**
- **Grassi, Massimo**
- **Allan, Don**
- **Mathieu, Mark**

2 Integration Management Office
- SWK Co-Chair: **Bontrager, Brett**
- BDK Co-Chair: **Milando, Tony**
- IT: **Davis, Bert**
- Finance: **McChesney, Lee**
- HR/Comms: **Voelker, Joe**

3 Business unit teams

Corporate	CDIY and WWPTA	Industrial (IAR)	Emhart and SAT	Hardware (MAS, HHI)
SWK: Walburger, Corbin	SWK: Harrison, Chris	SWK: Nemchev, Denise	SWK: Logue, Brendan	SWK: McChesney, Lee
BDK: Repas, Gregory	BDK: Raskin, Jamie	BDK: Stinson, Kirk	BDK: Schnurr, Marty	BDK: Gluchowski, Greg

Integration structure leadership (1) Steering Committee SWK Co-Chair: Lundgren, John 4Loree, Jim4Allan, Don  4BDK Co-Chair: Archibald, Nolan 4Grassi, Massimo 4 Mathieu, Mark Clean Team (2) Integration Management Office 4SWK Co-Chair: Bontrager, Brett IT: Davis, Bert Finance: McChesney, Lee 4BDK Co-Chair: Milando, Tony HR/Comms: Voelker, Joe (3) Business Unit teams Corporate SWK: Walburger, Corbin BDK: Repas, Gregory CDIY AND WWPTA SWK: Harrison, Chris BDK: Raskin, Jamie Industrial (IAR) SWK: Nemchev, Denise BDK: Stinson, Kirk Emhart and SAT SWK: Logue, Brendan BDK: Schnurr, Marty Hardware (MAS, HHI) SWK: McChesney, Lee BDK: Gluchowski, Greg (4) Functional teams Asia Shared Services: SWK: Chen, Jeff / BDK: Linguadoca, Joe Latin America Shared Services: SWK: Correa, Marti / BDK: Kunkel, Grethel EMEA Shared Services: SWK: Ritter, Jamie / BDK: Allan, Mike Primary Shared Services Team: Sourcing SWK: Prado, Mike / BDK: Sankaran, Vishak Distribution SWK: Vyncke, Henk / BDK: Shewmaker, Joseph Finance SWK: McChesney, Lee / BDK: Andres, Flor HR/Comms SWK: Voelker, Joe / BDK: Closson, Troy IT SWK: Davis, Bert / BDK: Kostelecky, Will (5) Regional Shared Services teams stanley ● black&decker This information is confidential and was prepared by Bain & Company solely for the use of our client; it is not to be relied on by any 3rd party without Bain’s prior written consent.

Key Next Steps Short Term Next Steps REGULATORY NEXT STEPS FTC Initial Review Complete by Year End Outcome of initial review may result in further investigation ("second request") Filing with appropriate countries / entities Ongoing Communication with appropriate countries / entities SHAREHOLDER NEXT STEPS Anticipate S-4/Proxy will become effective in January Shareholder meetings/votes expected in March Proxy Solicitation Throughout to Communicate Value to Shareholders On Track for 1H10 Close INTEGRATION NEXT STEPS High-level Business Structure by mid-January Integration Summit 2, late January High-level Organizational structure of the new company, late January, early February Proactively addressing culture combination Exceptional Progress stanley ● black&decker

Stanley Black & Decker Vision Our vision for the future is clear:  Stanley Black & Decker will be positioned to pursue profitable growth Capture the synergistic value of the transaction quickly ~$1 billion in free cash flow annually to invest in growth Increased talent, scale, and rescurces to compete globally Attractive Positions In Markets And Channels Worldwide An Industry Leading Array Of Products & Services Superior Track Record Of Innovation World Class Operations And Global Sourcing Stanley Black & Decker is a diversified industrial growth company. stanley ● black&decker

BLACK&DECKER STANLEY Q & A WEBEX participants should e-mail questions: Merger.inquiry1@bdk.com Corporate and Power Tools Merger.inquiry2@bdk.com Emhart and HHI

STANLEY + BLACK&DECKER

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.